UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	1-15957
CUSIP NUMBER:	14067D508

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: March 31, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

This Form 12b-25/A amends a Form 12b-25 filed by Capstone Green Energy Corporation on June 30, 2023, to check the box appearing in Part II, which mistakenly had not been checked on the prior filed Form.

PART I -- REGISTRANT INFORMATION

Capstone Green Energy Corporation
Full Name of Registrant

Capstone Turbine Corporation
Former Name if Applicable

16640 Stagg Street
Address of Principal Executive Office (Street and Number)

Van Nuys, California 91406
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-Q, 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Capstone Green Energy Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2023 (the “Annual Report”), without unreasonable effort and expense. The Company needs additional time as a result of the following:

●	The Company is still in the process of compiling required information to complete the Annual Report and Marcum LLP (“Marcum”), its independent registered public accounting firm, requires additional time to complete its audit of the consolidated financial statements as of and for the year ended March 31, 2023 to be incorporated in the Annual Report, which includes, but is not limited to, completing its procedures pertaining to certain matters being reviewed by the Company’s Audit Committee and matters relating to the NPA (as defined below).
●	As the end of the year ended March 31, 2023 the Company was, and the Company currently is, in violation of certain of its covenants, including the minimum liquidity covenant, contained in its Amended and Restated Note Purchase Agreement, as amended (the “NPA”), with Goldman Sachs Specialty Lending Group, L.P. (“Goldman”). To address those defaults and other matters (including the maturity of the notes on October 1, 2023), the Company has been working with Goldman to enter into a waiver and amendment to the NPA, which has consumed a significant amount of the Company’s finance and accounting personnel’s time. There can be no assurance that the Company will be able to enter into a waiver and amendment, and such waiver and amendment will likely impose additional burdens on the Company.

Although it is the Company’s goal to file the Annual Report no later than the fifteenth calendar day following the prescribed filing date (the “Extension Period”), there can be no assurance that the Company will be able to do so.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of applicable United States securities laws. These forward looking statements include statements regarding the Company’s financial condition and results of operations, the Company’s goal to file the Annual Report within the Extension Period and the completion of activities necessary to permit such filing within the Extension Period, including the Audit Committee’s review of certain matters and finalizing a waiver and amendment with Goldman. Forward-looking statements are based on management’s current expectations or beliefs about the Company’s future plans, expectations and objectives. These forward-looking statements are not historical facts and are subject to risks and uncertainties that could cause the actual results to differ materially from those projected in these forward-looking statements. These risks include, but are not limited to, the matters being reviewed by the Company’s Audit Committee, the Company’s ability to address its defaults under the NPA and the maturity of the notes (by entering into an amendment to the NPA or otherwise), the Company’s ability to continue as a going concern, adjustments resulting from the completion by the Company’s independent registered public accounting firm of its review of the Annual Report, and the Company’s potential inability to file its Annual Report within the Extension Period and the consequences thereof, including the potential adverse effect on trading in the Company’s stock and on the Company’s ability to raise capital,  including because the Company would lose its eligibility to use or file a new shelf registration statement on Form S-3 until the Company has timely filed its periodic reports with the SEC for a period of 12 months. Readers of this Form 12b-25 are cautioned not to place undue reliance on forward-looking statements contained herein, which speak only as of the date of this Form 12b-25. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances or future events or for any other reason.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darren R. Jamison	818	734-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Capstone Green Energy Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 5, 2023	By:	/s/ Darren R Jamison
Name: Darren R. Jamison
Title: President and Chief Executive Officer

PART IV

ATTACHED EXPLANATION OF RESULTS OF OPERATIONS

Total revenues and net loss for the Company’s fiscal year ended March 31, 2023 are expected to be $80.2 million and $20.6 million, respectively, compared to $69.2 million and $20.2 million for the Company’s fiscal year ended March 31, 2022.

The increase in revenues was primarily due to an increase in megawatts and units shipped and an increase in rental revenue, and the modest decrease in net loss was primarily due to higher gross profit in the fiscal year ended March 31, 2023, offset in large part by increased selling, general and administrative expense (including an increase in net bad debt expense and an increase in third party advisor costs associated with the NPA, as currently amended, and the proposed further amendment thereof) and increased interest expense in the fiscal year ended March 31, 2023.

The foregoing financial data for the fiscal year ended March 31, 2023 is preliminary and is based upon the most current information available to management.  The Company’s actual results may differ from this preliminary financial data due to the completion of year end closing procedures, audit-related and other adjustments and other developments. This preliminary financial data should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and is not necessarily indicative of the results to be achieved for any future period.